ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

BY EDGAR

November 24, 2014

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-1090

Re:	Cohen & Steers ETF Trust – Withdrawal of Application for an Amended Order Under Sections 6(c), 17(b) and 12(d)(1)(J) (File No. 812-14343-02)

Ladies and Gentlemen:

I am writing on behalf of Cohen & Steers Capital Management, Inc., Cohen & Steers ETF Trust, and Cohen & Steers Securities (the “Applicants”) to respectfully request the withdrawal of the Applicants’ application to amend a prior order under Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act, under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act, and under Section 12(d)(1)(J) of the 1940 Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act. The application was filed with the Securities and Exchange Commission on August 8, 2014.

Should you have and questions, please feel free to call me at (617) 951-7801 or, in my absence, Michael Doherty at (212) 497-3612.

Regards,

/s/ Brian D. McCabe

Brian D. McCabe

Cc:	Tina Payne

Michael G. Doherty